_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 12 May 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

12 May 2005

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Extraordinary General Meeting of BHP Billiton Plc

Following is a Notice of an Extraordinary General Meeting of BHP Billiton Plc to be held at the King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London, on Monday 13 June 2005. Forms of proxy for UK and South African shareholders of BHP Billiton Plc also follow.

The Meeting is being convened to address a technical issue that has arisen in respect of the final dividend for the year ended 30 June 2004 that was paid to the holders of the ordinary shares of BHP Billiton Plc in September 2004. The technical issue arose as a result of the change in dividend timing in 2004, which resulted in the payment of three rather than two dividends, and the timing of the financial statements as presented to the 2004 Annual General Meeting of BHP Billiton Plc.

The issue does not relate to BHP Billiton Limited and is not a joint electorate matter. A general meeting of BHP Billiton Limited is not required and is not being convened.

Full details of the business of the Meeting are contained in the Notice of Extraordinary General Meeting.

Yours sincerely

Karen Wood
Company Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets
Act 2000 without delay.

If you have sold or otherwise transferred all of your shares in BHP Billiton Plc, you should at once forward this document and the accompanying Form of
Proxy to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

BHP Billiton Plc
Notice of Extraordinary General Meeting

Notice of an Extraordinary General Meeting ("EGM") of BHP Billiton Plc to be held at the King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London
EC1A 1HQ at 2.30 pm on Monday 13 June 2005 is set out on page 7 of this document.

The action to be taken by Shareholders is set out on page 5. Shareholders are asked to complete, sign and return the enclosed Form of Proxy in accordance with the instructions printed on it to be received not less than 48 hours before the time of the holding of the EGM.

Contents

Expected timetable - Page 2

Part I Letter from Chairman of BHP Billiton Plc - Page 3

Part II Notice of an Extraordinary General Meeting - Page 7

Expected timetable 2005

Latest time for receipt of Forms of Proxy for use in relation to the
Extraordinary General Meeting - 2.30 pm on 11 June 2005

Extraordinary General Meeting - 2.30 pm on 13 June 2005

Court hearing to confirm cancellation of share premium
account by means of a reduction of capital - 6 July 2005

Cancellation of share premium account by means of a
reduction of capital becomes effective - 7 July 2005

Notes: The dates set out in the timetable above may be adjusted by the Company.
            Times stated above are Daylight Savings Time.

Chairman's Office
BHP Billiton Plc
Neathouse Place
London SW1V 1BH
United Kingdom
Tel: +44 (20) 7802 4000
Fax: +44 (20) 7802 4111
A member of the BHP Billiton group
www.bhpbilliton.com

11 May 2005

Dear Shareholder(s)

Extraordinary General Meeting ("EGM")

I enclose the Notice for an EGM of BHP Billiton Plc (the "Company") to be held at the
King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward Street, London
EC1A 1HQ on Monday 13 June 2005 at 2.30 pm.

This EGM is being convened to address a technical issue that has arisen in respect of the final dividend for the year ended 30 June 2004 of US$0.095 per ordinary share, paid to the holders of the ordinary shares (the "Shareholders") in September
2004. The approval of the Shareholders for the Company to cancel (by means of a reduction of share capital) its share premium account and thereby create up to
US$518 million distributable reserves will also be sought at the EGM.

Details of the proposals to be considered at the EGM are as follows:

Item 1 (Dividend Rectification)

As mentioned above, a technical issue has arisen in respect of the final dividend for the 2004 financial year, paid to shareholders in September 2004 (the "September
2004 dividend").

Under the Companies Act 1985 ("the Act") a distribution made by the Company must not exceed the amount of distributable profits reported in the last annual accounts of the Company laid before the Company in a general meeting.

In its accounts for the financial year ended 30 June 2003 (the "June 2003 accounts"), the Company reported retained earnings of US$603 million. The dividends that were to be paid for the 2004 financial year were set at US$407 million.

This analysis of distributable profits did not take into account the change in dividend timing in 2004, which resulted in the payment of three rather than two dividends as had been originally envisaged. Dividends were paid on 3 December 2003, 5 May
2004 and 22 September 2004. Consequently, the three dividends declared and accrued during the 2004 financial year totalled US$641 million. This amount exceeded by US$38 million the distributable profits reported in the June 2003 accounts, being the audited accounts which the Company had most recently laid before the Company in a general meeting. Under the Act, the June 2003 accounts were the relevant accounts for the purposes of the directors of the Company (the
"Directors") making their determination of the amount of the distribution to be made to
Shareholders in September 2004.

The audited accounts for the year ended 30 June 2004 (the "June 2004 accounts")
showed distributable profits of US$608 million, which indicated that the Company would have earned sufficient distributable profits to cover the entire payment of dividends during 2004 including the September 2004 dividend. The effect of the
Company exceeding the distributable profits reported in the June 2003 accounts, is that the September 2004 dividend exceeded the amount the Company could technically pay and therefore in paying the September 2004 dividend the Company infringed the Act.

Consequently, the Company may have claims under the Act against present and past shareholders who were recipients of the September 2004 dividend to recover the amounts paid in technical infringement of the Act (to the amount of US$38 million). The Company may also have claims against those Directors who participated at the Board meeting at which the decisions were taken to pay the
September 2004 dividend.

It is clearly not the Company's intention to make any such claim against either the
Shareholders or Directors. The Company has been advised by its external legal advisors that this matter can be remedied by the passing of a resolution by the
Shareholders to put the Shareholders and Directors into the position which was always intended.

A resolution will therefore be proposed at the EGM to sanction the appropriation of profits to the September 2004 dividend payment, to waive any rights of the Company against Shareholders who received the September 2004 dividend and against both past and present Directors who approved the payment of the September 2004 dividend, and to approve the Company entering into deeds of release in favour of such Shareholders and Directors. Draft forms of the deeds are available for inspection as explained later in this document.

HM Revenue and Customs ("HMRC") has provided written confirmation that the
September 2004 dividend will continue to be treated as a distribution for United
Kingdom tax purposes (made at the time at which the September 2004 dividend was paid) and that the proposed releases will have no tax implications for Shareholders who received the September 2004 dividend. HMRC will therefore treat the tax position of the Company and of United Kingdom tax resident Shareholders as being unaffected by the irregularity and the tax position will be as if the September 2004 dividend had been lawfully paid in September 2004. Therefore, United Kingdom resident Shareholders need take no further action. HMRC has confirmed that it will accept the dividend and tax credit vouchers already issued.

Sullivan & Cromwell LLP, United States tax counsel, has advised the Company that the technical infringement of the Act and proposed releases will not affect the
United States Federal income tax treatment of Shareholders who are residents or citizens of the United States or otherwise United States persons for Federal income tax purposes and who received the September 2004 dividend. (Sullivan and
Cromwell LLP has given and not withdrawn its written consent to the issue of this document and its name in the form and context in which they appear).

Edward Nathan, South African tax counsel, has advised the Company that the technical infringement of the Act and proposed releases will not affect the South
African tax treatment of Shareholders who are South African residents and who received the September 2004 dividend (Edward Nathan has given and not withdrawn its written consent to the issue of this document and its name in the form and context in which they appear).

If any other non-UK tax resident shareholder has any doubt about his or her foreign tax position, he or she should consult their own professional adviser.

Item 2 - Share Premium Account Cancellation

It is proposed that, subject to the passing of the relevant resolution and subsequent confirmation by the Court, the Company will cancel the entire amount standing to the credit of its share premium account (the "Cancellation"). The reserve created by the
Cancellation will, subject to any arrangements required for the protection of creditors, be credited to the Company's distributable reserves account (being the Profit & Loss
Account as contained in the Balance Sheet in the Company's next Annual Report).
The amount standing to the credit of the share premium account prior to the
Cancellation is US$518 million.

Under the Act, a distribution made by a company must not exceed the amount of distributable profits reported in the accounts of the Company. The purpose of the
Cancellation is to increase the Company's distributable reserves (being the Profit &
Loss Account as contained in the Balance Sheet in the Company's next Annual
Report) and provide headroom for the Company to pay future dividends to
Shareholders.

Under the Act, a company may reduce its share capital (including by way of a cancellation of its share premium account) provided the reduction is approved by a special resolution of its shareholders in a general meeting and is confirmed by the
Court. If the resolution to be proposed at the EGM is passed by the Shareholders, an application will be made as soon as is reasonably practicable to the High Court for confirmation of the Cancellation. It is expected that the application will be heard on
6 July.

In confirming the Cancellation, the Court will require protection for the creditors of the
Company whose debts (including contingent debts) remain outstanding at the date on which the Cancellation becomes effective and whose consent has not already been given to the Cancellation. The Company will be seeking the consent of its creditors, and appropriate Court approved arrangements will be implemented in relation to any non-consenting creditors.

It is expected that the Court Order confirming the Cancellation will be made on
6 July. The Cancellation will only take effect upon registration by the United Kingdom
Registrar of Companies of the Court Order confirming the Cancellation, which is expected to occur on 7 July.

Action to be Taken

A Form of Proxy in relation to the EGM accompanies this document. You are asked to complete, sign and date this Form in accordance with the instructions printed on it and return it as soon as possible and, in any event, so as to be received by the
Company's Registrars, Computershare, no later than 2.30 pm (Daylight Savings
Time) or 3.30 pm South African local time on 11 June 2005. A reply paid envelope is included for this purpose for use in the UK only. Alternatively, you may register your proxy appointment and voting instructions electronically over the internet, by fax or
(for shares held through CREST) via the CREST proxy voting system.

Completion and return of the Form of Proxy will not preclude you from attending the
EGMand voting in person if you wish to do so.

Quorum and Voting

The quorum for the EGM is five Shareholders present in person. Each resolution proposed is a special resolution which requires to be passed by a majority of not less than 75 per cent of the votes cast.

Recommendation

In relation to Item 1, Mr Carlos Cordeiro in his capacity as an independent non-executive Director, appointed after the approval of the September 2004 Dividend, believes that the proposals described above relating to the dividend rectification are in the best interests of the Company and its Shareholders and he recommends that you vote in favour of the resolution relating thereto. All the Directors other than
Mr Cordeiro who are Shareholders (holding beneficially in the aggregate 0.047% per cent of the ordinary shares of the Company) will not be voting on the resolution in respect of the Dividend Rectification in view of their interest in the subject matter of this proposal.

In relation to Item 2, the Directors believe that the proposals described in this document relating to the cancellation of the share premium account are in the best interests of the Company and its shareholders and they unanimously recommend that you vote in favour of the resolution relating thereto.

Yours sincerely

Don Argus
Chairman

BHP BILLITON PLC (the "Company")
(Registered in England and Wales with company number 3196209)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the Company will be held at the King Edward Hall, Merrill Lynch Financial Centre, 2 King Edward
Street, London EC1A 1HQ on Monday 13 June 2005 at 2.30 pm to consider and, if thought fit, pass the following as special resolutions:

1. Dividend Rectification

(a) THAT the Directors be and are hereby authorised to appropriate distributable profits of the Company (as shown in the Profit and Loss Account in the audited accounts of the Company made up to 30 June 2004 and reported in the 2004 Annual Report) to the payment of the final dividend 2004, on the
Company's ordinary shares, of US$0.095 per share paid on 22 September
2004 to shareholders at the close of business on 3 September 2004 (the
"September 2004 Dividend");

(b) THAT any and all claims which the Company may have in respect of the payment of the September 2004 Dividend against its shareholders who appeared on the register of members on the relevant record date be released and a deed of release in favour of such members be entered into by the
Company in the form of the deed produced to this meeting and signed by the
Chairman for the purposes of identification;

(c) THAT any distribution involved in the giving of any such release in relation to the September 2004 Dividend be made out of the profits appropriated to the
September 2004 Dividend as aforesaid by reference to a record date identical to the record date for the September 2004 Dividend; and

(d) THAT any and all claims which the Company may have against its Directors
(both past and present) arising out of the payment of the September 2004
Dividend be released and that a deed of release in favour of the Company's
Directors be entered into by the Company in the form of the deed produced to this meeting and signed by the Chairman for the purposes of identification.

2. Share Premium Account Cancellation

THAT the share premium account of the Company be cancelled.

BY ORDER OF THE BOARD

Karen Wood
Secretary
11 May 2005

Registered office:
Neathouse Place
London SW1V 1BH

Notes:

How to vote
Shareholders can vote by either:

  Attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or

  Appointing a proxy to attend and vote on their behalf, using the Form of Proxy accompanying this Notice of Extraordinary General Meeting or by submitting their proxy appointment and voting instructions electronically via the internet, by fax or (for shares held through CREST) via the CREST proxy voting system.

Voting in person (or by attorney)
Shareholders, or their attorneys, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the Company's Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

A corporation, which is a shareholder, may appoint an individual to act as its representative and to vote in person at the meeting. The appointment must comply with the requirements of section 375 of the United Kingdom Companies Act 1985.
The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the
Company's Registrars.

A poll will be held at the Extraordinary General Meeting on each of the resolutions referred to above.

Voting by proxy
  A shareholder who is entitled to attend and vote may appoint one or more proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.
  A proxy need not also be a shareholder.
  A proxy can be either an individual or a body corporate.
  A proxy may vote on any other business, which may properly come before the meeting, as that person thinks fit.
  If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as it see fit.
  The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise the number of votes proportionate to the number of proxies appointed.
  If a proxy is instructed to abstain from voting on an item, that person is directed not to vote on the shareholder's behalf on the poll and the shares which are the subject of the proxy appointment will not be counted in computing the required majority.
  Shareholders who return their proxy forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the
  Chairman of the Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the
  Chairman of the Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the
  Chairman of the Meeting, the Secretary or any other Director which do not contain a direction how to vote will be used where possible to support each of the resolutions proposed in this Notice.
  If you do not intend being present at the meeting please complete and sign the proxy form and return it so as to reach the Company's Registrar by 2.30 pm
  (Daylight Savings Time) Saturday 11 June 2005 for shareholders registered on the principal register in the United Kingdom and by 3.30 pm
  South African local time on the same day for shareholders registered on the
  South African branch register. To be effective, proxy forms must be received by the Company's Registrar at:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8FB
United Kingdom

Computershare Investor Services
2004(Pty) Ltd
70 Marshall Street
P O Box 61051
Johannesburg 2001
South Africa

  Alternatively, proxy forms may be lodged by facsimile if received by the same time. The facsimile numbers are +44 (0)870 6109 for shareholders on the principal register and 011 370 5390 for shareholders on the South African branch register.
  Shareholders may record their proxy appointment and voting instructions via the internet at www.bhpbilliton.com. Only registered BHP Billiton shareholders may access this facility, and they will need their Shareholder Reference
  Number (SRN) and Personal Identification Number (PIN).

CREST Electronic Proxy Appointment
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST
Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare
Investor Services PLC (CREST participant 3RA50) by 2.30 pm on Saturday 11 June
2005. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications
Host) from which the issuer's agent is able to retrieve the message by enquiry to
CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in
CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s))
such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances permitted by legislation (Regulation 35(5)(A) of the Uncertificated Securities
Regulations 2001).

Shareholders who are entitled to vote
In accordance with Regulation 41 of the Uncertificated Regulations 2001, only those shareholders entered in the register of members of BHP Billiton Plc at midnight
(Daylight Savings Time) on Saturday 11 June 2005 shall be entitled to vote at the meeting in respect of the number of shares registered in their name at that time.
Changes after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Documents available for inspection
The following documents will be made available for inspection at the Company's registered office during normal business hours on any weekday (public holidays excepted) from the date of this Notice until the date of the annual general meeting, and at the King Edward Hall for at least 15 minutes prior to and until the conclusion of the meeting:

  Register of Directors' interests in the ordinary shares of BHP Billiton Plc
  The terms and conditions of appointment of Directors
  The deeds of release referred to in Resolution 1
  The memorandum and articles of association of BHP Billiton Plc
  The consent letters of Sullivan & Cromwell LLP and Edward Nathan.

BHP Billiton Plc
Registered in England
and Wales Number
3196209

Form of Proxy

Mark X if you have made any changes to your address details, sign below and return to ___________________________
the Company's Registrar, Computershare.

Shareholder Reference Number

Appointment of Proxy

I/We being a member of BHP Billiton Plc and entitled to attend and vote hereby appoint

___________ the Chairman of the Meeting OR _________________ write here the name of the person you are
                (mark box with an "X")                                               appointing as your proxy if this person is someone
                                                                               other than the Chairman of the Meeting.

or failing whom, or if no person is named, the Chairman of the Meeting, to act generally on my/our behalf and to vote in accordance with the directions on this form or, if no directions have been given, as he or she thinks fit, at the Extraordinary General Meeting ("EGM") of the Company to be held on 13 June 2005, and at any adjournment thereof. Should any resolutions, other than those specified, be proposed at the EGM, my/our proxy may vote on those matters as he or she thinks fit. I/We understand that I/we may submit a proxy form and still attend the EGM. If I/we do this my/our proxy's authority is suspended only in relation to those resolutions (if any) where I/we have appointed the proxy but on which I/we choose to vote personally.

Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman will vote in favour of each of the items of business.

Voting directions to your proxy - please mark X to indicate your directions

                                                                                                            For                     Against                 Vote Withheld

1. Dividend Rectification

2. Share Premium Account Cancellation

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual/Shareholder 1                                                     Shareholder 2                                                         Shareholder 3

Individual/Sole Director/                                                     Director                                                                  Director
Sole Company Secretary

Contact name                                                                   Daytime telephone contact                                      Date

How to complete this Proxy Form

If you are unable to attend the Extraordinary General Meeting ("EGM") of BHP Billiton Plc ("the Company") to be held in London on Monday 13 June 2005 at 2.30 pm, you are encouraged to appoint a person who will attend as your proxy and exercise your right to vote at the EGM.

Appointment of additional proxies
A shareholder is entitled to appoint more than one person (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. If you intend appointing additional proxies, please contact the Company's Registrars for additional proxy forms.

Any questions?
Telephone +44 (0)870 889 3148 for an additional form or if you have any questions on how to complete this form.

Directing your proxy how to vote
If you wish to direct your proxy how to vote (or not to vote) on any resolution, place a mark ("X") in the "For", "Against" or "Vote Withheld" box for each resolution. The vote withheld option is provided to enable you to instruct your proxy not to vote on any particular resolution however it should be noted that a vote withheld in this way is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

CREST electronic proxy appointment service
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST participant 3RA50) by 2.30 pm on Saturday 11 June 2005. For this purpose, the time of the receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting services provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Signing Instructions
You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.

Joint Holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company's Share Register.

Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar at the address and by the time below or be enclosed with this form, and the words "authorised signatory" should be added under the signature on the front of this form.

Companies:  Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement:  To appoint a proxy electronically go to www.bhpbilliton.com, click on the "Go to Shareholder Services" icon then click "EGM Online Voting - PLC - UK Principal Register" and follow the prompts and instructions. To access this service you will need your Shareholder Reference Number (SRN) and Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form.

If you hold shares though CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.

Deadline for receipt of proxy form
Your completed proxy form (and any relevant authorities) must be received by the Company's Registrar in the UK, Computershare Investor Services PLC, not later than 2.30 pm (Daylight Savings Time) on Saturday 11 June 2005.

You may record your proxy voting instructions by the above time and date on the internet at www.bhpbilliton.com. Alternatively, your signed proxy form (and any relevant authorities) may be lodged by the above time and date by facsimile on +44 (0)870 703 6109. Both sides of the proxy form must be transmitted.

Documents may be lodged using the return envelope or by delivery to the Company's Registrars in the UK:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8FB

An envelope is enclosed for the return of your completed proxy form.

BHP Billiton Plc
Registered in England
and Wales Number
3196209

Form of Proxy

Mark X if you have made any changes to your address details, sign below and return to ___________________________
the Company's Registrar, Computershare.

Shareholder Reference Number

Appointment of Proxy

I/We being a member of BHP Billiton Plc and entitled to attend and vote hereby appoint

___________ the Chairman of the Meeting OR _________________ write here the name of the person you are
                    (mark box with an "X")                                               appointing as your proxy if this person is someone
                                                                                                   other than the Chairman of the Meeting.

or failing whom, or if no person is named, the Chairman of the Meeting, to act generally on my/our behalf and to vote in accordance with the directions on this form or, if no directions have been given, as he or she thinks fit, at the Extraordinary General Meeting ("EGM") of the Company to be held on 13 June 2005, and at any adjournment thereof. Should any resolutions, other than those specified, be proposed at the EGM, my/our proxy may vote on those matters as he or she thinks fit. I/We understand that I/we may submit a proxy form and still attend the EGM. If I/we do this my/our proxy's authority is suspended only in relation to those resolutions (if any) where I/we have appointed the proxy but on which I/we choose to vote personally.

Important Note: If you appoint the Chairman as your proxy and give no directions on how to vote, the Chairman will vote in favour of each of the items of business.

Voting directions to your proxy - please mark X to indicate your directions

                                                                                                            For                     Against                 Vote Withheld

1. Dividend Rectification

2. Share Premium Account Cancellation

PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual/Shareholder 1                                                     Shareholder 2                                                         Shareholder 3

Individual/Sole Director/                                                     Director                                                                  Director
Sole Company Secretary

Contact name                                                                   Daytime telephone contact                                      Date

 How to complete this Proxy Form

If you are unable to attend the Extraordinary General Meeting ("EGM") of BHP Billiton Plc ("the Company") to be held in London on Monday 13 June 2005 at 2.30 pm, you are encouraged to appoint a person who will attend as your proxy and exercise your right to vote at the EGM. Shareholders holding shares dematerialised into STRATE should return their proxy form direct to their CSDP or stockbroker.

Appointment of additional proxies
A shareholder is entitled to appoint more than one person (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. If you intend appointing additional proxies, please contact the Company's Registrars for additional proxy forms.

Any questions?
Telephone 011 370 5240 for an additional form or if you have any questions on how to complete this form.

Directing your proxy how to vote
If you wish to direct your proxy how to vote (or not to vote) on any resolution, place a mark ("X") in the "For", "Against" or "Vote Withheld" box for each resolution. The vote withheld option is provided to enable you to instruct your proxy not to vote on any particular resolution however it should be noted that a vote withheld in this way is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

Signing Instructions
You must sign this form as follows in the spaces provided:

Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.

Joint Holding:  Where the holding is in more than one name, any one of the joint holders may sign the proxy form butthe vote of the senior who renders a vote whether in  person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in the Company's Share Register.

Power of Attorney or Relevant  Authority:  If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Company's Registrar at the address and by the time below or be enclosed with this form, and the words "authorised signatory" should be added under the signature on the front of this form.

Companies: Where the holding is in the name of a company, then this form must be given under the Common Seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority.

Electronic proxy lodgement (Certificated shareholders only): To appoint a proxy electronically go to www.bhpbilliton.com, click on the "Go to Shareholder Services" icon then click on "EGM Online Voting - PLC Personal Identification Number (PIN) which are printed on the top right hand corner of the front of this form. Shareholders who hold shares through STRATE  should liaise directly with their CSDP or broker.

Deadline for receipt of proxy form

Your completed proxy form (and any relevant authorities) must be received by the Company's Registrar in South Africa, Computershare Investor Services 2004 (Pty) Limited, not later than 3.30 pm (South African local time) on Saturday 11 June 2005.

You may record your proxy voting instructions by the above time and date on the internet at www.bhpbilliton.com. Alternatively, your signed proxy form (and any relevant authorities) may be lodged by the above time and date by facsimile on 011 370 5390. Both sides of the proxy form must be transmitted.

Documents may be lodged by posting, delivery or facsimile to the Company's Registrars in South Africa:

Computershare Investor Services 2004 (Pty) Limited
PO Box 61051
Marshalltown 2107

or

70 Marshall Street
Johannesburg 2001

or

Facsimile 011 370 5390

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 12 May 2005